Mail Stop 3561

September 10, 2009

Mr. James I. Freeman
Senior Vice President, Chief Financial Officer
Dillard's, Inc.
1600 Cantrel Road
P.O. Box 486
Little Rock, Arkansas 72203

> **Re:** **Dillard's, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2008**
> **Filed April 2, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 22, 2008**
> **Form 10-Q for the Quarter Ended May 3, 2008**
> **Filed June 10, 2008**
> **Form 10-Q for the Quarter Ended August 2, 2008**
> **Filed September 11, 2008**
> **Form 10-Q for the Quarter Ended November 1, 2008**
> **Filed December 9, 2008**
> **File No. 001-06140**

Dear Mr. Freeman:

We have completed our review of your Annual Report on Form 10-K for the fiscal year ended February 2, 2008 and related filings and have no further comments at this time.

Sincerely,

Mara Ransom
Legal Branch Chief